FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of September 2005


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X      Form 40-F
                                ---               ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes      No X
                                ---     ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Diana Shipping Inc. (the "Company") today, September 6, 2005, announcing new short term time charter contracts and the purchase of one panamax bulk carrier.

Exhibit 1


                                                   Corporate Contact:
                                                   Ioannis Zafirakis
                                                   Director and Vice-President
                                                   Telephone: + 30-210-9470100
For Immediate Release
---------------------
                                                   Investor and Media Relations:
                                                   Edward Nebb
                                                   Euro RSCG Magnet
                                                   Telephone: + 1-212-367-6848



                        DIANA SHIPPING INC. ANNOUNCES TWO
            NEW SHORT TERM TIME CHARTER CONTRACTS AND THE PURCHASE OF
                            ONE PANAMAX BULK CARRIER

ATHENS, GREECE, September 6, 2005 - Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, today announced that it has arranged for its Panamax dry bulk carriers, Nirefs and Clio, to continue their employment under short term charter contracts with B.H.P. Billiton Marketing AG and Cargill International S.A., respectively, under the following terms: the Nirefs for a period of approximately 12-15 days, at a gross rate of $11,750 per day and the Clio for a period of approximately 3-5 months, at a gross rate of $17,500 per day. Both vessels are Panamax dry bulk carriers, the Nirefs of 75,311 dwt built in Korea in 2001 and the Clio of 73,691 dwt built in China in 2005.

The Company further announced that on September 5, 2005, one of its wholly owned subsidiaries signed a Memorandum of Agreement for the purchase of a Panamax bulk carrier vessel, the m.v. "BOLINA", for $44,250,000. The vessel was delivered in August 2004 from its builder, Jiangnan Shipyard (Group) Co., Ltd in Shanghai, and is a sister vessel to three Panamaxes already owned by the Company. The purchase contract also provides for the assumption by the Company's subsidiary of the vessel's present time charter at $25,000 per day gross with Messrs. BUNGE S.A. of Geneva, Switzerland, to July 2007. Diana Shipping expects delivery of the vessel between October 1, 2005 and December 15, 2005. Upon completion of the purchase, the Diana Shipping Inc. fleet will consist of 10 Panamax vessels and one Capesize vessel.

The Company also announced that in the future it will continue to issue press releases relating to all new charters that it enters into for a period of twelve months or longer, but will no longer issue press releases relating to charters of less than twelve months.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Diana Shipping Inc. priced its initial public offering of common stock on March 17, 2005.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.


                                      # # #

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            DIANA SHIPPING INC.
                                                (registrant)

Dated:  September 6, 2005                   By:  /s/ Anastassis Margaronis
                                                 -----------------------------
                                                 Anastassis Margaronis
                                                 President




23159.0003 #599046